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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sheridan Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Honey Locust
(No. and Street)

Irvine (City) California (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravinder Rayu 949-596-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co. LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini (Address) New Delhi (City) Delhi (State) INDIA 110085 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

E.6

OATH OR AFFIRMATION

I, Ravinder Rayu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sheridan Capital Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See Attached
Notary Public Document

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Orange }

Subscribed and sworn to (or affirmed) before me on this 20th (Date) day of February (Month), 2020 (Year)

by Ravinder Rayu,

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TORU HORIMACHI
Notary Public – California
Orange County
Commission # 2225278
My Comm. Expires Jan 11, 2022

Signature: [signature]

Signature of Notary Public

Seal
Place Notary Seal Above

------------------------------ **OPTIONAL** ------------------------------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: __________

Number of Pages: __________

Signer(s) Other Than Named Above: __________

SHERIDAN CAPITAL SECURITIES, LLC

Table of Contents

Report of the Independent Registered Public Accounting Firm

To the Members of
Sheridan Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Sheridan Capital Securities, LLC** (the "Company") as of December 31, 2019 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I, II, and III ("Supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing

procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, schedule I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's auditor since 2019.

New Delhi, India
February 20, 2020.

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	11,378
Other assets		237
Total assets	$	11,615
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Expenses		1,450
Accounts payable	$	1,050
Total liabilities		2,500
MEMBER'S EQUITY:		
Member's equity		9,115
Total member's equity		9,115
Total liabilities and member's equity	$	11,615

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Income
For the year ended December 31, 2019

REVENUES:		
	IB revenue	$ -
	Total income	$ -
EXPENSES:		
	Compliance	4,283
	Regulatory fees	1,755
	Accounting and audit	2,150
	Other general and administrative expenses	3,983
	Total expenses	12,171
PROFIT BEFORE INCOME TAXES		(12,171)
INCOME TAX PROVISION		
	Income tax expense	(800)
NET INCOME		$ (12,971)

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2019

		Total Member's Equity
Beginning balance December 31, 2018	$	17,086
Capital contribution		5,000
Net Income		(12,971)
Ending balance December 31, 2019	$	9,115

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ (12,971)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Other assets	1,841
Increase (decrease) in:	
Accrued Expenses	1,450
Accounts payable	550
Total adjustments	3,841
Net cash provided by operating activities	(9,130)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	5,000
Net cash used in financing activities	5,000
Increase in cash	(4,130)
Cash-beginning of period	15,508
Cash-end of period	$ 11,378

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sheridan Capital Securities, LLC (the "Company"), was formed in February, 2011, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities. Revenue is recognized upon execution of engagement agreement.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is engaged in mergers and acquisitions advisory and private placements and does not deal with any trading, underwriting or market making activity. Revenue from mergers and acquisition services and private placement of securities are recognized upon the successful completion of the project. Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

(Continued)

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 20, 2020 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31st, 2019

Note 2: ASC 606 Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

SHERIDAN CAPITAL SECURITIES, LLC
Notes to Financial Statements
For the year ended December 31, 2019

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.There were no new accounting pronouncements during the year ended December 31, 2019 that we believe would have a material impact on our financial position or results of operations.

Note 3: NEW ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements during the year ended December 31, 2019 that we believe would have a material impact on our financial position or results of operations.

Note 4: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2019, the Company was only subject to the minimum limited liability company income tax or $ 800.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company's is using a related parties' office and no rent is charged.

Rent expense for year ended December 31, 2019 was $0

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $8,878, which was $3,878 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $2,500 to net capital was 0.28 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker deal er.

Note 7: GOING CONCERN

The company is in its developmental stage and is continued viability is based upon the ability to generate new business and member's continued capitalization.

SHERIDAN CAPITAL SECURITIES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Member's equity, December 31, 2019	$ 9,115	$ 9,115	$ -
Subtract - Non allowable assets:			
Other assets	237	237	
Tentative net capital	8,878	8,878	-
Haircut	0	0	-
NET CAPITAL	8,878	8,878	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 3,878	$ 3,878	-
Aggregate indebtedness	2,500	2,500	-
Ratio of aggregate indebtedness to net capital	0.28	0.28	

The accompanying notes are an integral part of these financial statements

SHERIDAN CAPITAL SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Sheridan Capital Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k) (2) (i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***January 1, 2019 through December 31, 2019.***

(Sheridan Capital Securities, LLC)

By:

RAVINDER RAYU, CEO

February 20, 2020

(Date)

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Sheridan Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Sheridan Capital Securities, LLC's Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 20, 2020